EXHIBIT 99.1

   NEWS                       FROM:    WAUSAU-MOSINEE PAPER CORPORATION
RELEASE                                CORPORATE OFFICE
                                       1244 KRONENWETTER DRIVE
                                       MOSINEE, WISCONSIN 54455-9099

                              PHONE:   715/693-4470
                              FAX:     715/693-4803

                              FOR ADDITIONAL INFORMATION CONTACT:

                                            GARY P. PETERSON

                    WAUSAU-MOSINEE PAPER CORPORATION DECLARES
            DIVIDEND DISTRIBUTION OF PREFERRED SHARE PURCHASE RIGHTS

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                    ANNOUNCES QUARTERLY CASH DIVIDEND ACTION

Mosinee, Wisconsin, October 21, 1998.... The Board of Directors of Wausau-
Mosinee Paper Corporation (NYSE: WMO) ("Wausau-Mosinee" or the "Company") today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of Wausau-Mosinee common stock.

     Daniel R. Olvey, President and Chief Executive Officer of Wausau-Mosinee, stated: "The Rights are designed to assure that all of Wausau-Mosinee's stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against abusive tactics to gain control of Wausau-Mosinee without paying all stockholders a premium for that control. The Rights are not being adopted in response to any specific takeover threat, but are a response to the general takeover environment."

     The Rights are intended to enable all Wausau-Mosinee stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.

     The Rights will be exercisable only if a person or group (with certain exceptions described below) acquires 15% or more of Wausau-Mosinee's common stock or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common stock. Each Right will entitle stockholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $60.

     If a person or group (with certain exceptions described below) acquires 15% or more of Wausau-Mosinee's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of Wausau-Mosinee's

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common shares having a market value of twice such price. In addition, if
Wausau-Mosinee is acquired in a merger or other business combination transaction after a person has acquired 15% or more of the Company's outstanding common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. The acquiring person will not be entitled to exercise these Rights.

     Prior to the acquisition by a person or group (with certain exceptions described below) of beneficial ownership of 15% or more of the Company's common stock, the Rights are redeemable for one cent per Right at the option of the Board of Directors.

     The Board of Directors is also authorized to reduce the 15% thresholds referred to above to not less than 10%.

     In light of their substantial current ownership positions, the Rights Plan contains provisions excluding members of the Woodson and Smith families and certain of their affiliates and other related persons from the operation of the adverse terms of the Rights Plan.

     The dividend distribution will be made on November 6, 1998, payable to stockholders of record on that date, and is not taxable to stockholders. The Rights will expire on October 31, 2008.

     In other action taken by the Board of Directors of Wausau-Mosinee Paper Corporation on October 21, 1998, the Board declared a regular quarterly cash dividend of $0.07 per full share on the No Par Value Common Stock.

     The cash dividend is payable November 16, 1998 to stockholders of record at the close of business on November 6, 1998.

                                      * * *

     Wausau-Mosinee Paper Corporation is a major producer of fine printing and writing papers and technical specialty papers. The Company also produces and markets "away-from-home" towel and tissue products.

10/21/98

(Transfer and Dividend Disbursing Agent: Harris Trust & Savings Bank, 311 W. Monroe St., Chicago, IL 60690)